UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Ben J. Fortson

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Ben J. Fortson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,985,039 (1)

	8.	Shared Voting Power 64,729 (2)

	9.	Sole Dispositive Power 2,985,039 (1)

	10.	Shared Dispositive Power 64,729 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,049,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 2,953,258 Common Units (as defined below) owned directly by Kimbell Art Foundation (“KAF”), the investment assets of which Mr. Fortson was delegated the authority to manage, (b) 17,341 Common Units owned directly by the Mattie K. Carter Trust, (c) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) and (d) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson). Mr. Fortson serves as the trustee, and has voting and investment power, for each of these trusts.

(2)

Includes (a) 63,428 Common Units owned directly by Mr. Fortson and (b) 1,301 Common Units owned directly by BK GenPar, Inc., a Texas corporation (“BK”). Mr. Fortson and Kay C. Fortson are husband and wife, and may be deemed to share voting and investment power over Common Units beneficially owned by the other person. Mr. Fortson and Kay C. Fortson are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

(3)

Based on 26,839,462 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of July 24, 2018, as disclosed in the Issuer’s Information Statement on Schedule 14C, which was filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 26, 2018.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Kimbell Art Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,953,258

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,953,258

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 26,839,462 Common Units outstanding as of July 24, 2018, as disclosed in the Issuer’s Information Statement on Schedule 14C, which was filed by the Issuer with the SEC on July 26, 2018.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on September 1, 2017 (together with this Amendment, the “Schedule 13D”), on behalf of Ben J. Fortson and Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).  Mr. Fortson is the Executive Vice President and Chief Investment Officer of KAF and also serves on its Board of Directors. Capitalized terms used but not defined herein shall have the meaning given to them in the Schedule 13D filed with the SEC on February 17, 2017. This Amendment amends and supplements the Schedule 13D as specifically set forth herein.

Item 4.         Purpose of Transaction

Item 4(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The information provided or incorporated by reference in Item 4(a) is hereby incorporated by reference in this Item 4(b).”

Item 5.         Interest in Securities of the Issuer

Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

“(a)                           (1) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(2) In addition, as of the date of this Schedule 13D, certain of the Covered Individuals, excluding Mr. Fortson, whose information is set forth in paragraph (a)(1) of this Item 5, beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Kimbell F. Wynne	69,214(A)(B)	*
Kay C. Fortson	64,729(C)(D)	*
Kimberly W. Darden	1,300(E)	*

*Less than 1.0% of the class beneficially owned.

(A)                                Kimbell F. Wynne shares voting power and dispositive power with respect to such Common Units with her spouse, Mitch S. Wynne.

(B)                                Does not include 29,539 Common Units beneficially owned by Kimbell F. Wynne’s spouse, Mitch S. Wynne. Mrs. Wynne disclaims beneficial ownership of such Common Units.

(C)                                Kay C. Fortson shares voting power and dispositive power with respect to such Common Units with her spouse, Ben J. Fortson.

(D)                                Does not include 2,985,039 Common Units beneficially owned by Kay C. Fortson’s spouse, Ben J. Fortson. Mrs. Fortson disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(E)                                 Includes 1,000 Common Units owned directly by Kimberly W. Darden and an aggregate of 300 Common Units owned directly by trusts for which Ms. Darden serves as the trustee, with exclusive voting power and dispositive power.

The percentages set forth in paragraph (a) of this Item 5 are based on 26,839,462 Common Units outstanding as of July 24, 2018, as disclosed in the Issuer’s information statement on Schedule 14C (the “Information Statement”), which was filed by the Issuer with the SEC on July 26, 2018.”

(c)                                  “Except as described in Item 3 or elsewhere in the Schedule 13D, none of the Reporting Persons or, to KAF’s knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.”

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

“Recapitalization Agreement and the Restructuring

On July 26, 2018, the Issuer filed the preliminary Information Statement with the SEC to inform unitholders that holders of a majority of the Issuer’s outstanding Common Units and outstanding Series A Cumulative Convertible Preferred Units of the Issuer (“Series A Preferred Units”) voting on an as-converted basis, voting together as a class, approved by written consent the Issuer’s proposal to (i) amend the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Existing Partnership Agreement”) in order to change its U.S. federal income tax status from a partnership to an entity taxable as a corporation by means of a “check-the-box” election and implement an “up-C” structure (the restructuring transactions contemplated thereby, the “Restructuring”) and (ii) amend the LTIP to increase the number of Common Units eligible for issuance thereunder by 2,500,000 Common Units. Pursuant to Rule 14c-2 of the Securities Exchange Act of 1934, as amended, the written consent will become effective on or after the date that is 20 calendar days following the date that the definitive Information Statement is first sent or given to unitholders.

In preparation for the Restructuring, the Issuer formed and contributed all of its assets and liabilities to Kimbell Royalty Operating, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “Operating Company”). Further, on July 24, 2018, the Issuer entered into a recapitalization agreement (the “Recapitalization Agreement”) with KAF, Haymaker Minerals & Royalties, LLC, Haymaker Management, LLC and certain affiliates of Haymaker Resources, LP (collectively, the “Exchange Right Holders”), the General Partner, the Operating Company and Haymaker Resources, LP, pursuant to which (i) the Issuer’s equity interest in the Operating Company will be recapitalized into newly issued common units of the Operating Company (“OpCo Common Units”) and newly issued Series A Cumulative Convertible Preferred Units of the Operating Company, (ii) each Exchange Right Holder will deliver and assign to the Issuer all of its Common Units in exchange for an equivalent number of (A) newly issued Class B common units representing limited partner interests in the Issuer (“Class B Units”) and (B) newly issued OpCo Common Units and (iii) the Issuer will amend and restate the limited liability company agreement of the Operating Company (as amended and restated, the “OpCo LLC Agreement”) to reflect the Restructuring.

Pursuant to the terms of the Recapitalization Agreement, the Exchange Right Holders, including KAF, will pay five cents per Class B Unit to the Issuer as an additional capital contribution for the Class B Units (the “Class B Contribution”). KAF’s portion of the Class B Contribution will be approximately $147,663. KAF and the other Exchange Right Holders, as the holders of the Class B Units, will be entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution, subsequent to distributions on the Series A Preferred Units but in preference to distributions on the Common Units.

At the consummation of the Restructuring, the Issuer will amend and restate the Existing Partnership Agreement (as amended and restated, the “Third Amended and Restated Partnership Agreement”) and enter into an exchange agreement with the General Partner, the Operating Company, KAF and the other Exchange Right Holders (the “Exchange Agreement”), whereby each Exchange Right Holder will have the right to exchange their respective OpCo Common Units, together with an equal number of Class B Units, for Common Units on a one-for-one basis in the future. KAF plans to enter into the Exchange Agreement and the Reporting Persons plan to otherwise support the efforts of the Issuer to effect the Restructuring.

In connection with the Restructuring, the Sponsors will contribute 30,000 Common Units to GP Holdings, which is the sole member of the General Partner. As a 50% owner of a Sponsor that owns a 33.33% membership interest in GP Holdings, Mr. Fortson will contribute 5,000 Common Units to GP Holdings. The contribution will be for no consideration and will not result in a change in Mr. Fortson’s beneficial ownership of the 5,000 Common Units.

The Restructuring will occur upon the satisfaction or waiver of certain closing conditions, including the passage of applicable time periods, and simultaneously with the effectiveness of the Third Amended and Restated Partnership Agreement, the OpCo LLC Agreement and the Exchange Agreement. Upon the completion of the Restructuring, KAF will not hold any Common Units, but will instead hold 2,953,258 Class B Units (which will have limited voting rights but will not be entitled to distributions from the Issuer) and 2,953,258 OpCo Common Units (which will have limited voting rights and will be entitled to distributions from the Operating Company in proportion to the Common Unit distributions from the Issuer), exchangeable for Common Units.

References to, and descriptions of, the Recapitalization Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Recapitalization Agreement attached hereto as Exhibit 99.8, which is incorporated in its entirety in this Item 6.”

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“Exhibit No.	Exhibit Description

99.1

Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2	Executive Officers and Directors of KAF (filed herewith).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.6

Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of July 12, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2018 and incorporated herein in its entirety by reference).

99.7

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.8

Recapitalization Agreement, dated as of July 24, 2018, by and among KAF, the other Exchange Right Holders, the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2018
(Date)

By:	/s/ Ben J. Fortson
BEN J. FORTSON

KIMBELL ART FOUNDATION

	By:	/s/ Ben J. Fortson
		Name:	Ben J. Fortson
		Title:	Executive Vice President and Chief Investment Officer